
HUHTAMAKI
TAKING PACKAGING FURTHER


03022219

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 02 2003
WASH. D.C. 180 SECTION

April 23, 2003

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Release:

- Interim Report January 1 – March 31, 2003

Yours sincerely,



Mandi Alaterä
Communications Coordinator


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

dlw 6/4


HUHTAMAKI
TAKING PACKAGING FURTHER

Interim Report January 1 - March 31, 2003

Consumer packaging specialist Huhtamaki reports an overall sales growth of 2% in the first quarter of 2003 (at constant exchange rates) against the corresponding period in 2002 amidst a challenging economic environment. The reported net sales amounted to EUR 519 million, 7% below prior. Sales volumes were up by 3% while currency translations depressed the sales figure by 9% and price/mix changes by a further 1%. The operating margin was affected by higher raw material and energy prices.

Key figures

EUR million	Q1 2003	Q1 2002	Change %
Net sales	519	558	-7
EBITA	39	49	-21
EBITA margin %	7.5	8.8	-
Profit before taxes	17	27	-37
Net income	11	17	-35
EPS*, EUR	0.22	0.28	-21
ROI* %	11.9	12.1	-

** Before amortization of goodwill and other intangible assets*

Regional sales*

EUR million	Q1 2003	Q1 2002	Change %
Europe	300	290	+4
Americas	143	145	-1
A-O-A	76	72	+6
Total	519	507	+2

** Reported at constant exchange rates*

Sales*

- In Europe, the sales growth was 4%, with Consumer Goods exceeding the 5% annual organic growth target. Food Service saw a small negative growth in the first quarter due to general softness in the market.
- In the Americas the sales growth was slightly negative, as expected. The North American retail business (mainly Chinet®) had another strong quarter while market softness persisted in Food Service and Consumer Goods. Business in Latin America remained strong and growing.
- In Asia, Oceania and Africa the sales growth was 6%, with sales in Oceania and Africa slightly up on previous year and Asia well above the growth target.

** Comments based on constant exchange rates*

Profitability

- Earnings before interest, tax and amortization (EBITA) amounted to EUR 39 million compared to EUR 49 million in 2002. The EBITA margin was 7.5 % of net sales compared to 8.8% in 2002.
- The cost of goods sold reflected higher plastic raw material prices across all regions, as well as a strong increase in energy prices as the situation in the Middle East culminated.

Outlook

The year has started largely as projected. The outlook for the second quarter shows continued earnings decline against prior year, but the earnings trend is expected to reverse in the second half, fuelled by higher growth momentum, stability of raw materials and energy prices, and a significant improvment in North America. Our full-year EPS outlook remains unchanged at previous years' level.

Espoo, Finland, April 23, 2003
Huhtamäki Oyj
Board of Directors



Financial Review

In **Europe** the reported net sales increased by 2% to EUR 300 million in the first quarter. In the Consumer Goods business segment, both Flexibles and Films were again strong, pet food being a major driver. Also the detergents and personal care subsegments showed a healthy growth. In Food Service, sales to quick service restaurants increased slightly, while the retail and catering segments declined somewhat compared to previous year. Russia and Poland experienced a good volume recovery in both business segments after facility reconstructions. The implementation of the new European business structure is proceeding according to plan.

Operating profit before amortization (EBITA) amounted to EUR 24 million, only 3% below the previous year's figure in spite of higher raw materials and energy prices, unfavourable product mix influences as well as manufacturing issues in Germany and UK. RONA (return on net assets) was 14.4% compared to 14.7% a year ago.

In the **Americas** net sales showed a decline of 23% to EUR 143 million. Of this decline 21% is explained by the strengthening of the Euro. The North American Retail business had another strong quarter. Food Service was still affected by general market softness, and Consumer Goods experienced a lower demand reflecting softness in key segments. By the end of March, North America had successfully gained new business for 2003 totaling approx. USD 30 million net. This is expected to impact mainly the second half of 2003. Business in Latin America grew more than expected in both Brazil and Argentina.

The region's EBITA amounted to EUR 5 million compared to EUR 14 million in 2002. The decline is attributable to lower volume, product mix, some pricing pressures, higher plastic raw material prices and a strong increase in energy and distribution costs. RONA was 13.4% compared to 16.3% a year ago.

In **Asia-Oceania-Africa** the reported net sales were EUR 77 million, 3% below prior. Of the decline approx. 8% is due to currency translations. Asia continued to perform strongly, mainly on the back of flexibles packaging. In Oceania, the Consumer Goods segment and fresh food products showed an increase. Food Service, however, continues to see some demand softness. Africa reported a small sales increase.

The region's EBITA amounted to EUR 6 million. The EUR 1 million decline versus prior was mainly due to higher raw material prices. RONA increased by 1.7 percentage points to 15.3%.

The Group EBITA from operations was EUR 35 million, down by 25%. Group income and unallocated expense showed a net income of EUR 4 million, resulting in a **total EBITA** of EUR 39 million. The corresponding figure after amortization (**EBIT**) amounted to EUR 29 million, down by 25%.

Net financial expenses were virtually unchanged at EUR 12 million whereby the **profit before minority interest and taxes** amounted to EUR 17 million (-37%).

Taxes declined by EUR 3 million to EUR 5 million and minority interest also declined by EUR 1 million, due to the purchase of a minority position in a German subsidiary at the end of 2002, resulting in a **net income** of EUR 11 million (-35%).

Share repurchases caused the average number of shares in issue to decline from 101.2 million to 96.7 million. The **earnings per share** was EUR 0.22 before amortization, compared to EUR 0.28 in 2002, and EUR 0.12 after amortization, compared to EUR 0.17 in 2002.

On a rolling 12-month basis, return on investment (**ROI**) was 11.9% compared to 12.1% a year ago. Return on equity (**ROE**) improved to 14.7% from 13.6% a year ago. The figures are before amortizations.

Financial position

The consolidated balance sheet did not change significantly from year-end. **Net debt** was unchanged at EUR 850 million. **Gearing** was 102% compared with 97% at year-end, reflecting the effect of the declared dividend.

Capital expenditure for the first quarter amounted to EUR 17 million, unchanged from 2002. Major projects underway are a new films plant in Malvern, U.S., the flexibles joint venture in Brazil, a capacity expansion for the flexibles plant in Ronsberg, Germany, a new flexibles plant in Vietnam and a new molded fiber egg packaging factory in Moscow, Russia. The full-year estimate for capital expenditure is approx. EUR 120 million.

Annual General Shareholders' Meeting

The Annual General Shareholders' Meeting was held in Helsinki on March 28. The meeting approved the 2002 annual accounts and the Board's dividend proposal of EUR 0.38 per share. Furthermore, the meeting approved the Board's



proposal of February 13, 2003, regarding the issuance of an aggregate amount of 2,250,000 option rights during 2003-2005 to persons belonging to the management of Huhtamäki Oyj and its subsidiaries.

The following persons were elected to the Board of Directors of Huhtamäki Oyj: Mr. George V. Bayly (new), Mr. Paavo Hohti, Mr. Mikael Lilius, Mr. Timo Peltola, Mr. Anthony J.B. Simon, Mr. Veli Sundbäck (chairman) and Mr. Jukka Viinanen.

Share Developments

Share prices *

January 2 EUR 9.69
January 8 EUR 9.80 *high*
March 8 EUR 8.00 *low*
March 31 EUR 8.01

* *closing prices*

The first quarter was characterized by nervousness due to the uncertainty related to Iraq, and the stock markets remained bearish. Excluding the drop on March 31, when the dividend was detached, the Huhtamaki share performed in line with the HEX general index, which declined by 13%.

The average daily turnover of the share on the Helsinki Exchanges (HEX) was EUR 2.0 million.

The company's ownership structure was stable during the quarter. At the end of March, foreign ownership amounted to 28% of the outstanding shares.

The share buyback program, whereby the company repurchased 5,061,089 own shares or 5% of the shares issue, was completed by the end of February. These shares were repurchased at an average price of EUR 9.19 per share.

Personnel

Huhtamaki had 15,976 employees at the end of March, 524 less than a year earlier. The decline results mainly from the streamlining of manufacturing operations



Income Statement

EUR million	Q1 2003	Q1 2002	Change %	2002
Net sales	518.8	558.3	-7.1	2,238.7
EBITDA	64.6	77.5	-16.6	326.8
Operating profit (EBITA)	38.8	49.3	-21.3	217.8
EBIT	28.7	38.3	-25.1	175.1
% of net sales	5.5	6.9	-	7.8
Net financial +income/-expense	-11.8	-11.6	-1.7	-45.0
+Gain/-loss on equity of associated companies	0.1	0.1	-	1.0
Profit before minority interest and taxes	17.0	26.8	-36.6	131.1
Taxes	5.3	8.0	-33.8	35.0
Minority interest	0.5	1.7	-70.6	7.8
Net income	11.2	17.1	-34.5	88.3
Earnings per share (EUR)	0.12	0.17	-29.4	0.88
Earnings per share before amortization (EUR)	0.22	0.28	-21.4	1.30

Regions

Net Sales

EUR million	Q1 2003	Q1 2002	Change %	2002
Europe	299.6	294.5	1.7	1,201.6
Americas	142.7	184.6	-22.7	714.5
Asia, Oceania, Africa	76.5	79.2	-3.4	322.6
Total	518.8	558.3	-7.1	2,238.7

EBITA and RONA

EUR million	Q1 2003	Q1 2002	Change %	2002
Europe	23.8	24.5	-2.9	99.2
% of net sales	7.9	8.3	-	8.3
RONA % (12 m roll.)	14.4	14.7	-	14.6
Americas	5.0	13.9	-64.0	63.6
% of net sales	3.5	7.6	-	8.9
RONA % (12 m roll.)	13.4	16.3	-	14.8
Asia, Oceania, Africa	5.8	7.3	-20.5	31.9
% of net sales	7.6	9.2	-	9.9
RONA % (12 m roll.)	15.3	13.6	-	15.7



Business segments

Net Sales

EUR million	Q1 2003	2002	Change %	2002
Consumer Goods	309.6	327.5	-5.5	1,268.8
Food Service	209.2	230.8	-9.4	969.9
Total	518.8	558.3	-7.1	2,238.7

EBITA

EUR million	Q1 2003	Q1 2002	Change %	2002
Consumer Goods	21.4	28.2	-24.1	99.1
% of net sales	6.9	8.6	-	7.8
Food Service	13.2	17.6	-25.0	95.6
% of net sales	6.3	7.6	-	9.9
Total from operations	34.6	45.8	-24.5	194.7
% of net sales	6.7	8.2	-	8.7
Corporate net	4.2	3.5	20.0	23.1
Total	38.8	49.3	-21.3	217.8
% of net sales	7.5	8.8	-	9.7

Balance sheet

EUR million	Mar 31 2003	%	Mar 31 2002	%	Dec 31 2002	%
Assets						
Intangible assets	634.9	25.8	722.0	27.0	651.3	26.4
Tangible assets	911.1	37.0	1,006.0	37.6	939.4	38.1
Investments	6.6	0.3	7.8	0.3	6.5	0.3
Inventory	306.4	12.5	308.6	11.5	285.6	11.6
Interest bearing receivables	8.1	0.3	8.6	0.3	9.2	0.3
Other receivables	537.2	21.8	606.0	22.6	519.8	21.1
Cash and marketable securities	56.8	2.3	19.6	0.7	53.7	2.2
	2,461.1	100.0	2,678.5	100.0	2,465.5	100.0
Liabilities and equity						
Shareholders' equity	821.5	33.4	864.1	32.3	857.7	34.8
Minority interest	14.7	0.6	81.0	3.0	14.7	0.6
Interest bearing liabilities	915.2	37.2	910.0	34.0	913.1	37.0
Other liabilities	709.7	28.8	823.5	30.7	679.9	27.6
	2,461.1	100.0	2,678.5	100.0	2,465.5	100.0
Net debt	850.3		881.8		850.2	
Gearing	1.02		0.93		0.97	



Cash Flow Statement

EUR million	Q1 2003
EBIT	**28.7**
Depreciation and amortization	35.9
Gain/loss from disposal of assets	-0.1
Change in inventory	-22.8
Change in non-interest bearing receivables	-42.5
Change in non-interest bearing payables	16.6
Net financial income/expense	-10.4
Taxes	-8.1
OPERATIONAL CASH FLOW	**-2.6**
Capital expenditure	-16.9
Proceeds from selling fixed assets	0.4
Change in long-term deposits	0.1
Change in short-term deposits	1.1
CASH FLOWS FROM INVESTING	**-15.3**
Change in long term loans	-22.9
Change in short-term loans	43.9
Share repurchases	-12.4
CASH FLOWS FROM FINANCING	**8.6**
CHANGE IN LIQUID ASSETS	**-9.3**
Liquid assets period start	19.6
Liquid assets period end	10.3

Other key information

	Q1 2003	Q1 2002	Change %	2002
Equity per share (EUR)	**8.54**	8.54	-	8.79
ROE %	**10.0**	9.5	-	10.5
ROI %	**9.5**	9.9	-	10.0
ROE before amortization %	**14.7**	13.6	-	15.1
ROI before amortization %	**11.9**	12.1	-	12.4
Capital expenditure	**16.9**	16.7	1.2	139.5
Personnel	**15,976**	16,500	-3.2	15,909
Profit before minority interest and taxes EUR million (12m roll.)	**121.2**	136.4	-11.1	131.1
Depreciation	**25.2**	27.6	-8.7	106.1
Amortization	**10.7**	11.6	-7.8	45.5

The following EUR rates have been applied to GBP, INR, AUD and USD

Income statement:
Average

Q1/03	GBP	1=1.493
	INR	1=0.020
	AUD	1=0.553
	USD	1=0.932
Q1/02	GBP	1=1.627
	INR	1=0.024
	AUD	1=0.591
	USD	1=1.141
2002	GBP	1=1.590
	INR	1=0.022
	AUD	1=0.576
	USD	1=1.058

Balance sheet:
Month end

Mar/03	GBP	1=1.450
	INR	1=0.019
	AUD	1=0.553
	USD	1=0.918
Mar/02	GBP	1=1.631
	INR	1=0.023
	AUD	1=0.610
	USD	1=1.146
Dec/02	GBP	1=1.537
	INR	1=0.020
	AUD	1=0.539
	USD	1=0.954

Contingent liabilities

EUR million	Group	Mar 31 2003 Parent	Group	Mar 31 2002 Parent	Group	Dec 31 2002 Parent
Mortgages	16.5	15.0	6.6	0.3	16.0	14.6
Guarantee obligations						
For subsidiaries	-	798.2	-	912.4	-	791.9
For others	1.1	1.1	1.1	1.1	1.1	1.1
Lease payments	61.4	0.5	72.0	0.5	67.6	0.8

Outstanding off-balance sheet instruments

EUR million	Mar 31 2003 Group	Mar 31 2002 Group	Dec 31 2002 Group
Currency forwards, transaction risk hedges	46	55	34
Currency forwards, translation risk hedges	34	186	36
Currency swaps, financing hedges	114	50	88
Currency options	-	3	-
Interest rate forwards and futures contracts, gross	129	73	150
Interest rate forwards and futures contracts, net	11	73	11
Interest rate swaps	401	453	441



HUHTAMAKI

TAKING PACKAGING FURTHER

Huhtamäki Oyj
Länsituulentie 7, 02100 ESPOO, Finland
Tel +358 9 686 881
Fax +358 9 660 622
www.huhtamaki.com